Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Receives Purchase Order from Distributor in Middle East

Purchase order for UR7 rugged smartphones and CP250 all-in-one tablet-style communication devices to be used by taxis and transit service providers

Vancouver, BC – September 8, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces it has received a $400,000 purchase order from a large-scale distributor in the Middle East. The purchase order is for the Company’s UR7 rugged smartphone and CP250 all-in-one tablet-style fleet communications devices. These devices are targeted mainly at taxis and delivery companies looking to replace their traditional land mobile radios with Push-to-Talk over Cellular (PoC) solutions.

“We continue to see increased traction in our international markets, with industry verticals like taxi and delivery companies finding value in moving from antiquated radio solutions to our next-generation Push-to-Talk Over Cellular devices,” said Marc Seelenfreund, CEO of Siyata. “Both our commercial vehicle and handheld devices are very well suited for this emerging market and geography.”

The UR7 device is the first 4G/LTE rugged smartphone in a clamshell form factor, offers crystal clear cellular call quality via dual speakers, is based on an Android operating system and a Qualcomm Snapdragon chipset, is IP67 rated, and features dedicated PTT and SOS buttons.

The CP250 is a 4G/LTE, all-in-one tablet-style fleet communications device that offers cellular voice calls capability, PoC, navigation, data applications, and a built-in camera with DVR functionality. It also features a five-inch LED display, is installed in-vehicle, ensuring it is always powered by the vehicle’s battery, and operates on an Android operating system. The device was designed to be installed on the dash or mounted on a windshield, specifically for lighter commercial vehicles like taxis, vans, and delivery trucks.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.